Exhibit 18

March 3, 2014

Horace Mann Educators Corporation
Springfield, IL

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Horace Mann Educators Corporation (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2013, and have reported thereon under date of March 3, 2014. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2013. As stated in note 1 to those financial statements, the Company changed its annual goodwill impairment testing date from December 31 to October 1.  The Company states that the newly adopted accounting principle is preferable in the circumstances because the timing mitigates resource constraints with year-end financial reporting and more closely coincides the impairment testing date with the internal long-range planning and forecasting process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois